SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2000

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F __X__          Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____          No __X__

THIS REPORT IS INCORPORATED BY REFERENCE IN THE PROSPECUTSES CONTAINED IN POST EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT NO. 33-16927 ON FORM S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-69694 ON FORM F-3, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-90398 ON FORM S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-7374 ON FORM F-3 AND REGISTRATION STATEMENT NO. 333-5998 ON FORM S-8 FILED BY THE REGISTRANT UNDER THE SECURITIES ACT OF 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 20th, 2000	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner

3 February 2000	02/00

REUTERS AND EQUANT CREATE NEW GLOBAL IP
NETWORK COMPANY FOR FINANCIAL MARKETS

London and Atlanta – Reuters (RTR.L), the information and news group, and Equant (NYSE: ENT, Paris Bourse: EQU), have agreed to form a new company to offer the world’s largest secure Internet Protocol (IP) network to the financial services industry.

The new company will offer financial services customers secure, fast, business-to-business internet and telecommunications services with high levels of resilience. It will combine Reuters specialist and in-depth knowledge of financial services and content distribution with Equant’s solutions and expertise in operating a secure, global IP network. It will exploit Reuters network which currently has more than 60,000 connections to financial services customers’ sites world-wide.

The new company will focus on a potential US$13 billion market opportunity for high-value technology and communications services to customers who value the capability and ubiquity of the Internet, but require a network that is specifically tailored for their needs. Financial market participants will be able to gain access to information, conduct transactions and engage in e-commerce initiatives with their retail customers quickly and securely over the new company’s global IP network.

Reuters will own 51% of the new company. Subject to necessary approvals, Reuters will transfer US$ 130 million of telecommunications network assets into the new entity along with over 400 staff. It will also sell Reuters Connect Services, Reuters existing telecommunications business serving the financial community, to the new company for US$25 million in cash.

Equant will own 49% of the new company. Equant will contribute approximately 100 staff and US$230 million in cash to the new company. It will also provide US$125 million of other services and contribute an additional US$25 million of annual contracted revenue from its existing financial services customers. Equant will supply network services under a 10-year agreement which is expected to be worth approximately US$100 million in the first full year of operation. Equant should also benefit from growth in the new company’s revenues.

The new company plans to become operational by mid-2000, subject to regulatory and other approvals. It will have up to 600 staff and initially expects to have annualised revenue of more than US$400 million. At commencement, revenues will mostly be from a network services contract with Reuters but revenues from new customers are anticipated to grow rapidly. The new company is not expected to show a profit for at least two years.

The new company will work closely with Tibco Software (TIBX) to enable the delivery of TIB-based applications over its network. This will allow companies that have invested in the TIB technology for enterprise-wide applications to extend those applications to their clients, their suppliers, and their extended communities of interest.

Headquarters for the new company will be in New York and it will have significant operations in the world’s major financial centres. David Ure, an executive director of Reuters, will be non-executive chairman and Doug Gilstrap, chief operating officer, Equant’s Network Services Division, will be the chief executive of the new company. Reuters and Equant will each appoint two additional directors to the board.

Peter Job, chief executive, Reuters, commented: “The unique combination of our valuable position in the financial markets with Equant’s telecommunications network expertise will create an extranet-based company of great potential for this large and valuable customer base. It is an exciting and imaginative deal which will allow clients to extend their links throughout the financial markets using a robust cost-effective telecommunications network. Further, it will contribute to the remodelling of our cost base and will accelerate our shift in infrastructure and product development towards the Internet and its technologies.”

Didier Delepine, president and chief executive officer, Equant, said: “Today’s announcement is about enabling financial institutions to further realise the benefits of the e-commerce revolution which will increase shareholder value for both companies. With the backing of our IP skills and Reuters expertise in financial services and content distribution, the new company will be competitively very well-positioned to capture growing demand for secure networking services from the financial community.”

End

Contact:

Reuters Geoff Wicks Tel: 0171 542 8666 geoff.wicks@reuters.com	Equant Marty Filipowski Tel: 07818 041 679 or 001 770 303 3736 marty.filipowski@equant.com

Adrian Duffield Tel: 0171 542 4728 adrian.duffield@reuters.com	Ashley Rayfield Tel: 0181 321 4581 ashley.rayfield@equant.com

David Scott Tel: 001 770 303 3739 david.scott@equant.com

Note to editors

Press teleconference — There will be an international press teleconference at 3.00pm GMT (10.00am EST) attended by David Ure from Reuters, Duncan Lewis from Equant and Doug Gilstrap, the CEO of the new company. If you wish to participate call telephone number +44 (0) 181 515 2316 in the UK or telephone number 888 550 5969 in the US.

New company — Target customers for the new company will include those with financial units; asset, hedge fund and mutual fund managers; investment banks; brokers and dealers; commercial banks; commodities and futures trading firms; insurance companies; stock exchanges; and financial advisors. Using the new company’s offerings, financial institutions will be able to:

•	gain the IP security services needed to transmit securely financial transactions, such as equity trading and foreign exchange, over a global network
•	implement a global supply chain for quick, secure transactions with customers, suppliers and vendors
•	settle stock transactions that typically require fax technology and paper, electronically--in one day versus up to five. This supports the straight through processing initiatives currently underway and
•	provide their buy- and sell-side traders, employees, fund managers, and other positions dealing with monetary issues with a secure online forum for sharing financial information in real time.

The new company will also enable content providers to distribute value-added services to the financial community.

Reuters supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures. It reaches over 519,000 users in 57,720 locations and extensively uses internet technologies for wider distribution of information and news. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. Reuters provides news and information to over 225 Internet sites reaching an estimated 12 million viewers monthly. Reuters is the world’s largest news and television agency with 1,946 journalists, photographers and camera operators in 183 bureaux serving 157 countries. News is published in 23 languages. Instinet, an international electronic agency stockbroker, is an independently managed subsidiary of Reuters. The Group employed 16,898 staff in 212 cities in 95 countries at 30 June 1999.

For more details see www.reuters.com/mediapack

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Equant has the world’s largest network, providing voice, data and Internet services to companies around the globe. The network reaches key business centres in more than 220 countries and territories, and the company serves more than 20 percent of the Global 1000. For additional information, see www.equant.com.

Reuters was advised by Donaldson, Lufkin and Jenrette and Equant by Deutsche Bank.

This release may contain projections or other forward-looking statements relating to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future events or results. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on Form F-3, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to Equant’s history of operating losses, the unpredictability of growth in Equant’s markets, Equant’s rapid growth, changing technology, uncertain and changing regulatory restrictions, Equant’s international operations, dependence on suppliers, network security issues, competition, and volatility of Equant’s stock price. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.

8 February 2000	05/00

REUTERS AND MULTEX.COM CREATE INTERNET PORTAL FOR
EUROPEAN PRIVATE INVESTORS

Multex Investor Europe to replicate US Multex Investor

London and New York — Reuters (RTR.L) the information and news group, and Multex.com, Inc. (MLTX), the Internet’s leading online intermediary for the financial services marketplace, have agreed to form a new company, Multex Investor Europe, to offer a financial Internet portal for European private investors. Reuters and Multex.com will each own 50% of the joint venture. It will combine Multex.com’s global research database and Reuters information and news with both companies’ leading Internet technologies.

Multex Investor Europe will deliver a range of financial decision support tools and broker research from leading stockbrokers and investment banks to European private investors, via the Internet. The broker research reports and Reuters prices and news will cover over 85 countries worldwide. Members who register on the portal will have access to a suite of applications and information that allows them to analyse and manage their personal investment portfolios.

Multex Investor Europe will largely replicate a similar US portal, Multex Investor (www. multexinvestor.com) launched by Multex.com in November 1998. In its first year of existence, Multex Investor has attracted over 1.2 million members, and now features more than 500,000 research reports on more than 15,000 companies from over 300 of the top brokerage firms worldwide. The rapid growth and acceptance of Multex Investor signifies an increase in the ownership of equities by individual investors, and the emergence of the Internet as a primary research and transaction tool for individual investors.

This new service will focus on the rapidly expanding online investor community in Europe. It is estimated that in the next two years nearly 9 million European investors (source below) will manage their portfolios online. Stockbrokers and other research publishers will be represented on the portal through sponsorship packages and will be able to attract new customers to their own online broking services. Currently, the Multex Investor US site has sponsor relationships with Merrill Lynch, Salomon Smith

Barney, Prudential Securities, Morgan Stanley Dean Witter, Robertson Stephens and Gruntal & Co., as well as over 100 advertisers.

The Multex Investor Europe site will also have close links to Reuters new financial portal initiative announced today. Investors using Multex Investor Europe will be able to link directly to the additional valuable data on Reuters portal, which will be based on technology from Tibco Software (TIBX.O).

Isaak Karaev, chairman and chief executive officer of Multex.com, will be the chairman of the new venture. It will have one other director from Multex.com and two from Reuters and will be based in London. It is planned to have the site operational later this year.

This joint venture builds upon a long established relationship between the two companies. Multex.com provides the technology and content behind Reuters Broker Research and other Reuters products for the professional financial markets. Reuters was an early investor in Multex.com and currently holds a minority interest in the company.

David Ure, director, Reuters, commented: “We aim to repeat rapidly the very successful US formula of Multex Investor.com by drawing to Multex Investor Europe a very substantial number of European private investors. By providing links to Reuters new financial portal and making available services from numerous leading retail brokers, we will ensure our users have a premium source of information and news as well as portfolio management tools. Members of the Multex Investor Europe club will also be able to join the Reuters portal club.”

Isaak Karaev, chairman & chief executive officer, Multex.com, Inc. said: “Through the Multex Investor Europe portal, private individuals will be able to access the most up-to-date views of the professional market analysts. Applications with Reuters market news and data will allow them to manage all their investments through one site.

“This joint venture enables Multex.com and Reuters to combine their respective strengths in building a virtual financial shopping mall connecting personal investors and financial service providers. Multex.com brings to the venture a proven successful Internet offering and technology while Reuters delivers an unmatched quality of financial market news and data.”

End

Contacts:

Reuters Geoff Wicks geoff.wicks@reuters.com	Tel: 020 7542 8666

Adrian Duffield adrian.duffield@reuters.com	Tel: 020 7542 4728

Multex.com

The Maitland Consultancy William Clutterbuck / Nick Freer wclutterbuck@maitland.co.uk nfreer@maitland.co.uk	Tel: 020 7379 5151

Source: EITO, Nua Internet surveys, Fletcher research, Proshare, Deutsche Aktien Institut, Company Data, JP Morgan.

Note to editors

Reuters supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures. It reaches over 521,000 users in 52,800 locations and extensively uses internet technologies for wider distribution of information and news. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. Reuters provides news and information to over 900 Internet sites reaching an estimated 40 million viewers. Reuters is the world’s largest news and television agency with 2,101 journalists, photographers and camera operators in 184 bureaux serving 154 countries. News is published in 23 languages. Instinet, an international electronic agency stockbroker, is an independently managed subsidiary of Reuters. The Group employed 16,548 staff in 212 cities in 97 countries at 31 December 1999.

For more details see www.reuters.com/mediapack/

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

This press release may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described in Reuters Preliminary Results Statement for the year ended 31 December 1999 under the heading “Cautionary Statements”. Copies of this report are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. No obligation is undertaken to update the forward-looking statements contained in this press release.

Multex.com (www.multex.com) is the Internet’s leading intermediary for the online financial services industry representing the largest online marketplace of investors, brokers and analysts. Through partnerships with Reuters, Merrill Lynch and Dow Jones, and premier financial Web portals including AOL, Yahoo!, and CBS MarketWatch, Multex.com’s financial information and services are available on over 400 major portals and financial Web sites.

Focused on financial content, connectivity, commerce and community, Multex.com offers products and services across three business groups – business-to-business, business-to-consumer and content. Using the Internet, and through customised Intranets, Multex.com provides up-to-date investment research, earnings estimates, company fundamental data and other financial services to more than 2,000,000 individual investors, institutional investors and financial professionals, including mutual fund managers, portfolio managers, brokers and their clients. Multex Investor (www.multexinvestor.com) is one of the Internet’s most popular financial research destinations, targeting the rapidly growing online individual investor market. During the last 30 days, Multex Investor members have downloaded over one million free, sponsored and pay-per view research reports.

In September 1999, Multex.com acquired Market Guide, Inc. (www.marketguide.com). Market Guide is the benchmark for comprehensive financial information covering over 12,000 publicly traded US and International corporations and available through over 135 online vendors.

Multex.com has 330 employees worldwide with offices in US, Europe and Asia. Multex.com has over 600 contributors of broker research and in excess of 8,000 clients in the professional financial markets. Multex’s revenues in 1999 were US$40.9m.

8 February 2000	06/00

REUTERS AND AETHER SYSTEMS TO SET UP NEW WIRELESS VENTURE FOR EUROPEAN MARKETS

London – Reuters, the global information and news group, and Aether Systems, Inc., a US-based leader in wireless technologies, today signed a letter of intent to set up a new, independently managed company to develop and provide wireless data applications in Europe, initially focusing on financial markets. The new company will be headquartered in the United Kingdom.

Following its formation, the new company will design, develop and operate wireless services for clients in a variety of industries. Revenues will be derived from service fees, transaction fees and design and development work. The company’s strategy will be to build its business both organically and through acquisition of complementary companies.

Aether Systems develops wireless data and transaction solutions for mobile professionals and consumers. Aether will initially own 60% of the new company. It will contribute US$100 million in cash and will have three directors on the Board. David Oros, chairman and CEO of Aether Systems, will be chairman and acting CEO of the new venture. The management team of the new company will be announced in due course.

Under the proposed agreement, Reuters will initially own the remaining 40% of the company through a combined contribution of assets and approximately US$22 million in cash. It will have two Board members. Reuters will be the primary supplier of news and financial information to the new venture, which will be licensed to employ the Reuters and Aether brands in its products and services.

This transaction will enable Reuters to accelerate its plans to be a leading provider of data and content for wireless applications in Europe. It will allow Reuters to move from supplying wholesale data to providing information, transaction capabilities and services to users of wireless applications. Importantly, the new company will create a base for transition to the next generation of Wireless Application Protocol (WAP) services.

Peter Job, Reuters chief executive, said: “Reuters wireless strategy is for anyone, anywhere, anytime, to have access to personalised information services. Delivering these services requires partnerships with carriers, manufacturers and infrastructure specialists. We already have a number of strong partnerships in place, in particular with Vodafone, Nokia and Ericsson. We now want to take the business to a new level and be more directly involved in the provision of specific applications services in the wireless market for our customers. Reuters has been an enthusiastic investor in Aether Systems since 1998 and I am looking forward to working with them in bringing their successful business into Europe.”

The proposed venture with Reuters is part of Aether’s strategy to expand internationally as a leading wireless applications services provider. Aether is developing innovative corporate wireless data applications for smartphones, handheld computers and two-way pagers, while hosting and supporting those applications over a multitude of wireless data networks.

David Oros, chairman and CEO of Aether, said: “We are extremely excited to team up with Reuters – the recognised world leader in information and news services – as the market in Europe for wireless applications and services is now taking shape. The European and US markets for wireless data are evolving along different tracks. Each has its own complexities, including competing standards and network limitations. Removing those complexities for our business customers – and allowing them to gain new efficiencies and productivity by truly empowering their mobile workforces – is what Aether is all about.”

The transaction will be subject to the negotiation and execution of definitive documentation and upon Aether obtaining the requisite financing for its contribution, as well as other customary closing conditions.

End

Contact:

Reuters Peter.V.Thomas Director, Media Relations peter.v.thomas@reuters.com	Tel: 020 7542 4890

Geoff Wicks Director, Corporate Relations geoff.wicks@reuters.com	Tel: 020 7542 8666

Aether Greg Abel Director of Corporate Communications Aether Systems gabel@aethersystems.com	Tel: 001 410 654 6400

Gregg Lampf Director of Investor Relations Aether Systems glampf@aethersystems.com	Tel: 001 410 654 6400

Note to editors

Aether Systems, Inc., is a leading wireless data applications service provider that enables real-time data communications over a full range of wireless devices and networks. Using its engineering expertise, its unique Aether Intelligent Messaging (AIM) software platform and its customer service and network operations centre,

Aether Systems uses a “one-stop shopping” approach to enterprise customers by offering turnkey wireless data solutions with a software and applications that are device and network agnostic. Aether’s initial focus has been on developing and supporting wireless data applications for leaders in the financial services industry with customers such as Charles Schwab, National Discount Brokers, Morgan Stanley Dean Witter and Bear Stearns. Aether also is a joint-principal owner, along with 3Com Corp., of Omnisky, Inc., a wireless Internet service provider based in Palo Alto, California.

For more information, visit Aether’s Web site, www.aethersystems.com.

Note to editors

Reuters supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures. It reaches over 521,000 users in 52,800 locations and extensively uses internet technologies for wider distribution of information and news. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. Reuters provides news and information to over 900 Internet sites reaching an estimated 40 million viewers. Reuters is the world’s largest news and television agency with 2,101 journalists, photographers and camera operators in 184 bureaux serving 154 countries. News is published in 23 languages. Instinet, an international electronic agency stockbroker, is an independently managed subsidiary of Reuters. The Group employed 16,548 staff in 212 cities in 97 countries at 31 December 1999.

For more details see www.reuters.com/mediapack/

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

This press release may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described in Reuters Preliminary Results Statement for the year ended 31 December 1999 under the heading “Cautionary Statements”. Copies of this report are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. No obligation is undertaken to update the forward-looking statements contained in this press release.

8 February 2000	04/200

REUTERS BOARD CHANGES

London — Reuters, the information and news group, announced today that the following changes are being made to the Board of Reuters Group PLC.

Philip Green, chief executive Reuters Trading Solutions, has been appointed to the Board with effect from 7 February 2000. Green (46) joined Reuters in September 1999 from DHL International where he was chief operating officer, Europe and Africa.

Jean-Claude Marchand (53), chief executive, Reuters Global Sales and Operations, is appointed chairman, Reuters Information division and assumes the new role of Reuters Group marketing director. Tom Glocer (40), president, Reuters America, is to become chief executive, Reuters Information, reporting to Jean-Claude Marchand.

Andre Villeneuve (55) is resigning from the Board with immediate effect to concentrate on his role as executive chairman of Reuters subsidiary, Instinet Corporation. He will be based in New York.

David Ure (52), executive director, is to become non-executive chairman of the new company which Reuters is setting up with Equant to create a new internet protocol network company. He will resign from the Board in due course. He will continue to be employed by Reuters as technology adviser to the Board.

Philip Green
Prior to joining Reuters, Green worked for DHL International from 1990 to 1999, latterly as chief operating officer, Europe and Africa. He had responsibility for DHL International’s operations in 118 countries, approximately 20,000 employees and US$3 billion of revenue. Green was a director of Coloroll Group PLC from 1985 to July 1990. Coloroll went into receivership in June 1990 and subsequently into liquidation in October 1990. Green was a trustee of the Coloroll Directors Retirement Benefits Scheme from 1987 to 1991. In March 1994, the Pensions Ombudsman upheld complaints of maladministration and breach of trust. The complaints related, in particular, to certain arrangements involving the chairman and chief executive of Coloroll, who was one of the trustees.

Green has a degree in economics from University of Wales and an MBA from London Business School.

End

Contact:

Peter.V. Thomas Director, Media Relations peter.v.thomas@reuters.com	Tel: 020 7542 4890

Geoff Wicks Director, Corporate Relations geoff.wicks@reuters.com	Tel: 020 7542 8666

Adrian Duffield Manager, Group Corporate Relations adrian.duffield@reuters.com	Tel: 020 7542 4728

For more details see www.reuters.com/mediapack/ Reuters and the sphere logo are trademarks of the Reuters group of companies.

24 February 2000	07/00

ED KOZEL JOINS REUTERS BOARD

London – Reuters Group PLC announced today that Edward R Kozel (44), a director of Cisco Systems Inc., will join the Board as a non-executive director on 21 March 2000.

Sir Christopher Hogg, Reuters Chairman, commented: “I am delighted to welcome Ed to the Board. His substantial experience with Cisco and in the technology field will be a great asset.”

End

Contact:

Peter.V. Thomas Director, Media Relations peter.v.thomas@reuters.com	Tel: 020 7542 4890

Adrian Duffield Manager, Group Corporate Relations adrian.duffield@reuters.com	Tel: 020 7542 4728

Note to Editors:

Edward R Kozel — biography

1989 — 2000 Cisco Systems, Inc.
Ed Kozel joined Cisco Systems in 1989 and founded the company’s Business Development activity when the company had only 32 employees and sales of US$12 million. Until recently he held the position of Chief Technical Officer and Senior Vice President Business Development, and was appointed to the Board of Cisco in 1996. In addition to Cisco, he is also currently a director of TIBCO Software (a public company), WeSync (a private company developing internet Palm Pilot software) and Telegis (a private company developing global telecommunication facilities).

He was promoted to Chief Technical Officer, in addition to being Senior Vice President Business Development, in 1997, and appointed Vice President, Business

Development in 1992. In these roles he reported to the CEO and was responsible for the company’s technology investment and strategic partnering strategies, including mergers and acquisitions.

1979 - 1982 and 1985 - 1989 SRI International
Research Engineer, Senior Engineering Manager

1982 - 1985 - McDonnell Douglas
Research Engineer

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

24 February 2000	No 8/00

REUTERS SUBSIDIARY INSTINET
ACQUIRES LYNCH, JONES & RYAN

London – Reuters electronic broking subsidiary, Instinet Corporation, has completed the acquisition of Lynch Jones & Ryan (LJR), the world’s leading provider of commission recapture programs for pension plan sponsors and other funds. Instinet announced an initial agreement to purchase LJR on 17 November 1999. The assets (un-audited) of Lynch, Jones and Ryan were approximately US$23 million as of 31 December 1999. The costs of the acquisition are not material to Reuters.

Instinet Corporation has acquired the stock of Lynch, Jones & Ryan, Inc, Patriot Financial Planning, Inc., and 9.9% of Harborview LLC, a NYSE floor broker unit. Lynch, Jones and Ryan is now a wholly-owned subsidiary of Instinet Corporation.

Douglas Atkin, CEO of Instinet Corporation said: “This acquisition combines Instinet’s proven electronic global execution and distribution platform with LJR’s strengths, namely traditional relationships with plan sponsors and their investment managers, as well as NYSE working order expertise. The extension of Instinet to the plan sponsor market segment will provide new opportunities and benefits to both issuers and investors.”

Howard Schwartz, CEO of Lynch, Jones & Ryan said: “Instinet’s strategic vision of making investment processes and markets more efficient is directly aligned with plan sponsors’ objectives to lower total plan expenses in global trading and research and maximize the plans’ investment returns. We are pleased to become part of a firm that is committed to bringing innovation and efficiencies to the global brokerage business.”

Note to Editors

“Plan sponsor” is a generic term describing fiduciaries that are responsible for managing retirement and other assets totalling over US$8 trillion in the US. These assets are divided among public, corporate and union pension funds, trust and insurance funds, as well as endowments and foundations.

Plan sponsors entrust some or all of their assets to money managers for professional investment management. In 1998, money managers spent an estimated US$7 billion on brokerage services for plan sponsors.

Commission recapture is a process where a pension plan sponsor directs its money managers to execute a portion of the plan’s investment transactions with a specified broker. The commission recapture broker in turn agrees to rebate a percentage of the commission back to the plan. Institutional trading is typically bundled – commissions pay both for execution and non-transactional services like research. Commission recapture is a means for plan sponsor clients to un-bundle and pay only for the execution component of the trade. Commission recapture is discount brokerage for plan sponsors.

Directed brokerage programs allow plan sponsors to instruct their investment managers to execute a portion of their trades through a specialized broker or brokers to pay for services that exclusively benefit the pension funds and their participants.

Pension funds in the international arena will have access to a means of maximizing the value of the funds for which they are responsible on behalf of pension stakeholders.

Lynch, Jones & Ryan’s international pension fund client base will have the opportunity to access Instinet’s electronic trading capability where appropriate.

About Instinet Corporation

Instinet Corporation, the world’s largest agency brokerage firm, trades in over 40 global markets daily and is a member of 18 exchanges in North America, Europe, and Asia. The firm is committed to bringing efficiencies to capital raising worldwide by using technology in securities trading and research to bring issuers and investors closer together.

Instinet is the worldwide industry leader in applying advanced technology to agency trading in equities. As a pure agency broker, Instinet seeks only to increase its clients’ investment performance by providing them instant access to global liquidity, enhanced efficiency, and greater opportunities to reduce transaction costs. Instinet US institutional clients save about US$1 billion annually in transaction costs for individual investors.

The firm was founded in 1969 and was acquired by Reuters Group PLC (NASDAQ: RTRSY) in 1987.

About Lynch, Jones & Ryan

Lynch, Jones & Ryan, a New York firm, specializes in institutional trading and research. In 1997 and 1998, the firm traded well over one billion shares in each year. LJR is the originator and the industry’s largest provider of commission recapture, with hundreds of pension fund clients worldwide. The firm has offices in Atlanta, Cleveland, Chicago, Dallas, San Francisco and London.

LJR also operates two well-respected research divisions. LJR Redbook publishes fundamental research on retail and related sectors and its LJR Redbook Retail Sales Average is recognized as a leading indicator of economic activity. LJR Great Lakes Review is an institutional research reporting on investment opportunities in medium-sized midwestern companies.

Contact:

Peter.V.Thomas Director, Media Relations peter.v.thomas@reuters.com	Tel: 020 7542 4890

Adrian Duffield Manager, Group Corporate Relations adrian.duffield@reuters.com	Tel: 020 7542 4728

For more details see www.reuters.com/mediapack Reuters and the sphere logo are the trademarks of the Reuters group of Companies.